Corporación America Airports S.A.

4, rue de la Grêve

L-1643, Luxembourg

January 26, 2018

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Laura Nicholson

Office of Transportation and Leisure

Re:	Corporación América Airports

Registration Statement on Form F-1

File No. 333-221916

Dear Ms. Laura Nicholson,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Corporación América Airports S.A. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-captioned Registration Statement on Form F-1 (the “Registration Statement”) in order that the Registration Statement shall become effective at 4:00 p.m. (ET) on Tuesday, January 30, 2018, or as soon thereafter as practicable.

The Company hereby authorizes Marc M. Rossell of Greenberg Traurig, LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed by calling Mr. Rossell at 212-801-6416.

Very truly yours,

Corporación América Airports S.A.

By:	/s/ Andres Zenarruza
Name:	Andres Zenarruza
Title:	Legal Manager

By:	/s/ Raúl Guillermo Francos
Name:	Raúl Guillermo Francos
Title:	Chief Financial Officer